

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 3, 2012

<u>Via E-mail</u>
Mr. Gary Borglund
President
NVCN Corporation.
1800 Wooddale Drive, Suite 208
Woodbury, Minnesota 55125

      **Re: NVCN Corporation
            Form 10-K for the year ended May 31, 2011
            Filed September 14, 2011
            File No. 000-13187**

Dear Mr. Borglund:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended May 31, 2011</u>

<u>Report of Independent Registered Public Accounting Firm, page 18</u>

1. In the first paragraph of your auditors' report, your auditors state that they have audited your balance sheet only as of May 31, 2011. However, in the opinion paragraph of the

report, your auditors opine on your financial position as of both May 31, 2011 and <u>May 31, 2010</u>. We note the report issued by Johnson & Mattson PA. dated February 21, 2011 filed in your Form 10-K for the year ended May 31, 2010 indicating that it had audited your balance sheet as of May 31, 2010. Please amend this Form 10-K to include a revised report from your auditors, Johnson & Mattson PA., which includes a revised introductory paragraph clearly indicating that they also audited the balance sheet as of May 31, 2010. Otherwise, please advise us. We refer you to AU Section 508.08.b.

2. In addition, we note that the last sentence in the scope paragraph of the report appears to be incomplete. Please amend the Form 10-K to include a revised opinion from Johnson and Mattson PA that includes a complete scope paragraph in accordance with paragraphs f(3) and g of AU Section 508.08.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3212 with any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief